Exhibit 4.13

Summary of Lease Agreement by and among Sky-City Office Center for Hi-Tech Industries Ltd. and Medigus Ltd.

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On June 15, 2014, Sky-City Office Center for Hi-Tech Industries Ltd. (the "Lessor") and Medigus Ltd. (the "Lessee") entered into a lease agreement as further elaborated below.

Leased Premises:

218.6 square meters (gross), including the proportionate part of the lobby, service areas and public areas attributed to the Lessee, as defined herein, on the third floor of the office building also known as the Unitronics Building, located in the industrial zone of Airport-City (the "Leased Premises", the "Building" and the "Park", respectively).

Term of Lease:

The lease is for a term of twelve (12) months, from June 9, 2014 to June 8, 2015.

The lease, however, may be terminated earlier, as specified below.

Purpose of the Lease:

The Leased Premises are to be used for the purpose of the Lessee's engineering labs in the field of software industry (the "Purpose").

Consideration:

During the term of the lease agreement, the Lessee shall pay in consideration for the Leased Premises a total amount of NIS 17,732.85 + VAT, per month, as follows (the "Consideration"):

1.	In consideration for the rent of office space – a total amount of NIS 14,209 + VAT, per month.

2.	In consideration for Building maintenance fees (paid directly to a third party Building maintenance company) – a total amount of NIS 2,251.6 + VAT, per month.

3.	In consideration for Park management fees – a total amount of NIS 1,272.25 + VAT, per month.

The total consideration shall be linked to the Consumer Price Index, and the Consumer Price Index published on July 15, 2010 shall be the base index.

The Consideration will be paid in quarterly installments on the first day of each financial quarter.

Liability for Injury, Damage or Loss:

1.
The Lessee will be liable for any injury, damage or loss caused by his act or omission in, or in connection with, the Lease Premises, to the body or property of any person or corporation, including to the Lessee or its employees or the Lessor and its subsidiaries.

2.
The Lessor and the Building maintenance company will be liable for any injury, damage or loss caused by his act or omission in, or in connection with, the public areas and the surroundings of the Building, to the body or property of the Lessee, its employees of affiliates, or anyone on their behalf.

Taxes and Licenses:

1.	The Lessee will bear all municipal, governmental or other taxes and fees related to the Leased Premises and/or which are applicable to the holder/leaser of such property by any applicable law.

2.	The Lessee will be liable for obtaining any license and/or permit from any governmental authority required for the conduct of its business in the Leased Premises.

Termination of the Agreement:

The occurrence of any of the following events will constitute the Lessee's material breach of the lease agreement, and if not cured within 14 days pursuant to the Lessee's receipt of a written demand to cure such breach, the Lessor will have the right to terminate the agreement, in which event the Lessee will be required to vacate the Leased Premises within 30 days:

1.	Using the Leased Premises for a purpose other than the Purpose.

2.	Transferring or assigning the Lessee's rights in the Leased Premises to a third party.

3.
Failing to pay the Consideration and/or reimburse the Lessor for any amount paid by him which was otherwise to be paid by the Lessee in accordance with the terms of the lease agreement and/or failure to provide/renew bank warranty.

4.	Failing to remove a nuisance pursuant to court order.

5.	Failing to transfer any due payment to the Lessor.

6.
Without derogating from the above, failure to evacuate the Leased Premises upon termination of the lease agreement will result in a requirement to pay NIS 35,465.7 for each month exceeding the termination date.